



NSX
National Stock
Exchange



June 18, 2014

VIA FEDERAL EXPRESS

Tina Barry, Esq.
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, DC 20549

RE: Form 1 Annual Amendment

Dear Ms. Barry:

Pursuant to Rule 6a-2 of the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find one original and two copies of the annual amendment to National Stock Exchange, Inc.'s (the "NSX") Form 1. An amended Execution Page and information in Exhibits D, J, K, M and N are enclosed. Exhibit I will be provided at a later date.

Please contact me if you have any further questions on the enclosed materials.

Sincerely,

Susan Ameel
Chief Regulatory Officer
National Stock Exchange, Inc.
p: 201-499-0164

Encl.

**National Stock Exchange, Inc.**
**Form 1 Table of Contents**

| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): 6/12/14 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Hudson Street, Suite 1200, Jersey City, NJ 07302
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   201-499-3700 (Telephone) 201-499-0174 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Susan Ameel (Name) Chief Regulatory Officer (Title) 201-499-0164 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   James Buckley, Senior Regulatory Counsel
   National Stock Exchange, Inc.
   101 Hudson Street, Suite 1200, Jersey City, NJ 07302
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 6/26/06 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

SEC / MR

2014 JUN 19 PM 3: 14

RECEIVED

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/18/2014 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: Susan Ameel (Signature) Susan Ameel, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 18th day of June (Month), 2014 (Year) by Marlena W. Weldon (Notary Public)

My Commission expires Mar. 7, 2017 County of Hudson State of NJ

***This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.***

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit D*

**Exhibit Request:**

**For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist of, at a minimum, a balance sheet and income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.**

**Response:**

| | | |
|---|---|---|
| A. | NSX Securities, LLC | Pursuant to Exchange Act Rule 17a-5, NSX Securities, LLC is required to submit annual financial statements directly to the Commission. |
| B. | CBOE Holdings, Inc. | Pursuant to Exchange Act Rule 6a-2, CBOE Holdings, Inc. is required to submit annual financial statements directly to the Commission. |
| C. | Chicago Board Options Exchange, Incorporated | Pursuant to Exchange Act Rule 6a-2, the Chicago Board Options Exchange, Incorporated is required to submit annual financial statements directly to the Commission. |
| D. | C2 Options Exchange, Incorporated | Pursuant to Exchange Act Rule 6a-2, the C2 Options Exchange, Incorporated is required to submit annual financial statements directly to the Commission. |
| E. | The Options Exchange, Incorporated | Pursuant to Exchange Act Rule 6a-2, The Options Exchange, Incorporated is required to submit annual financial statements directly to the Commission. |

| F. | DerivaTech Corporation | Pursuant to Exchange Act Rule 6a-2, DerivaTech Corporation is required to submit annual financial statements directly to the Commission. |
|---|---|---|
| G. | CBOE, LLC | Pursuant to Exchange Act Rule 6a-2, CBOE, LLC is required to submit annual financial statements directly to the Commission. |
| H. | OneChicago, LLC | Pursuant to Exchange Act Rule 6a-2, OneChicago, LLC is required to submit annual financial statements directly to the Commission. |
| I. | Signal Trading Systems, LLC | Pursuant to Exchange Act Rule 6a-2, Signal Trading Systems, LLC is required to submit annual financial statements directly to the Commission. |
| J. | Market Data Express, LLC | Pursuant to Exchange Act Rule 6a-2, Market Data Express, LLC is required to submit annual financial statements directly to the Commission. |
| K. | CBOE Stock Exchange, LLC | Pursuant to Exchange Act Rule 6a-2, CBOE Stock Exchange, LLC is required to submit annual financial statements directly to the Commission. |
| L. | Chicago Options Exchange Building Corporation | Pursuant to Exchange Act Rule 6a-2, the Chicago Options Exchange Building Corporation is required to submit annual financial statements directly to the Commission. |
| M. | CBOE Futures Exchange, LLC | Pursuant to Exchange Act Rule 6a-2, the CBOE Futures Exchange, LLC is required to submit annual financial statements directly to the Commission. |
| N. | The Consolidated Tape Association | Pursuant to Exchange Act Rule 6a-2, The Consolidated Tape Association is required to submit annual financial statements directly to the Commission. |
| O. | Depository Trust and Clearing Corporation ("DTTC") | Pursuant to Exchange Act Rule 6a-2, the DTTC is required to submit annual financial statements directly to the Commission. |

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit I*

**Exhibit Request:**

**For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.**

**Response:**

Exhibit I will be provided at a later date.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit J*

Officers, Directors, Members of Standing Committees
(from June 30, 2012 through Present)

Officers:

| | |
|---|---|
| David F. Harris | Director, Chairman, & Chief Executive Officer<br>Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.<br>Employee of the Exchange. |
| Francis Corcoran | President, Chief Administrative Officer<br>Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.<br>Employee of the Exchange. |
| Bruce Kulback | Chief Information Officer<br>Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.<br>Employee of the Exchange. |
| Susan Ameel | Chief Regulatory Officer, Regulation<br>Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.<br>Employee of the Exchange. |
| Jeremy Sanchez | Chief Compliance Officer<br>Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.<br>Employee of the Exchange. |
| Michael Serafin | Vice President, Client Services<br>Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.<br>Employee of the Exchange. |
| Philip M. Pinc | Vice President, Counsel and Secretary<br>Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. |

| | |
|---|---|
| | Employee of the Exchange. |
| James G. Buckley | Senior Regulatory Counsel, Regulation<br>Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.<br>Employee of the Exchange. |
| Francis Paulino | Senior Vice President, Business Development<br>Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.<br>Employee of the Exchange. |

Former Officers:

| | |
|---|---|
| Paul Smith | Acting Chief Regulatory Officer<br>Ceased Employment October 26, 2012.<br>Former Employee of the Exchange. |
| Kenneth A. Hanson | Vice President, Finance<br>Ceased Employment May 31, 2012.<br>Former Employee of the Exchange. |
| Christopher Solgan | Senior Regulatory Counsel, Regulation<br>Ceased Employment May 10, 2013.<br>Former Employee of the Exchange. |
| Wendy Fumagalli | Vice President, Finance and Accounting<br>Ceased Employment June 11, 2013.<br>Former Employee of the Exchange. |
| David Reed | Chief Operating Officer<br>Ceased Employment June 13, 2014.<br>Former Employee of the Exchange. |

Officers, Directors, Members of Standing Committees
(from June 30, 2012 through Present)

Directors:

| | |
|---|---|
| David F. Harris | Director, Chairman and Chief Executive Officer. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. CEO Director. |
| Craig Drill | Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director. |
| John Faso | Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director. |
| Kathleen Hamm | Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director. |
| Gordon Martin | Director. Service commenced on December 31, 2012 and expires at the Exchange's next Annual Meeting. Industry Director. |
| Thomas O'Mara | Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director. |
| Jeffrey Brown | Director. Service commenced December 31, 2012 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director. |
| Antoine Shagoury | Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director. |
| Michael Szymanski | Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director. |
| Gerald T. O'Connell | Director. Service commenced on March 27, 2012 and current term expires at the Exchange's next Annual Meeting. Industry Director. |

*Exhibit J (cont.)*

**Former Directors:**

| | |
|---|---|
| John Procopion | Service commenced on December 31, 2010 and expired December 31, 2012. Former ETP Holder Director. |
| Patrick Faye | Service commenced December 30, 2011 and expired on February 10, 2012. Former Industry Director. |
| Edward Provost | Service commenced February 10, 2012 and expired on March 27, 2012. Former Industry Director. |

Exchange Committees

Executive Committee
Current Members
David Harris (Chairman), term commenced 2/10/12
Thomas O'Mara, term commenced 2/10/12
John Faso, term commenced 2/10/12
Kathleen Hamm, term commenced 2/10/12
Gerald T. Connell, term commenced 6/28/12

Executive Compensation Committee
Current Members
Antoine Shagoury (Chairman), term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Michael Szymanski, term commenced 2/10/12

Governance & Nominating Committee
Current Members
John Faso (Chairman), term commenced 2/10/12
David Harris, term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Jeffrey Brown, service commenced 03/27/13
Former Members
John Procopion, term ended 12/31/12

ETP Holder Director Nominating Committee
Current Members
Thomas O'Mara (Chairman), term commenced 12/30/11
Jeffrey Brown, service commenced 03/27/13
Andrew O'Hara, service commenced 03/27/13
Former Members
John Procopion, term ended 12/31/12Jeffery Shaw, term ended 03/27/13

Audit Committee
Current Members
Michael Szymanski (Chairman), term commenced 2/10/12
John Faso, term commenced 2/10/12
Antoine Shagoury, term commenced 2/10/12

Regulatory Oversight Committee
Current Members
Kathleen Hamm (Chairwoman), term commenced 2/10/12
John Faso, term commenced 2/10/12
Michael Szymanski, term commenced 2/10/12

Business Conduct Committee
Current Members
Elizabeth H. Baird, term commenced 6/28/12
Richard Y. Roberts, term commenced 6/28/12
Anthony Seisser, term commenced 6/28/12

Appeals Committee
Current Members
Jeffrey Brown, service commenced 03/27/13
Thomas O'Mara, term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Former Members
John Procopion, term ended 12/31/12

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit K*

**Exhibit Request:**

**This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:**

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

**Response:**

| Full Legal Name | Status | Date Acquired | Ownership Interest | Whether the person has control |
|---|---|---|---|---|
| CBOE Stock Exchange, LLC | Parent | December 31, 2011 | 100% | Yes |

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit M*

**Exhibit Request:**

**Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:**

1. **Name,**

2. **Date of election to membership or acceptance as a participant, subscriber or other user,**

3. **Principal business address and telephone number,**

4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**

5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**

6. **The class of membership, participation or subscription or other access.**

**Response:**

Pursuant to Rule 11.1, at the close of trading on May 30, 2014 the Exchange terminated the status of all Equity Trading Permit ("ETP") holders. The 65 ETP holders approved prior to termination date are listed in Exhibit M1.

**Exhibit M1 -** ETP Holders of the Exchange as of May 30, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

*National Stock Exchange, Inc.*

---

*Exhibit N*

**Exhibit Request:**

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to UTPs, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

**Response:**

1. Securities listed on the Exchange as of May 30, 2014:

   None.

2. Securities admitted to unlisted trading privileges as of May 30, 2014:

   **Exhibit N1**

3. Unregistered securities admitted to trading on the Exchange that are exempt from registration under Section 12(a) of the Act as of May 30, 2014:

   None.

4. Other securities traded on the Exchange as of May 30, 2014:

   None.

National Stock Exchange
Membership as of May 30, 2014

| | ETP Applicant | CRD # | Membership Approval Date | Status Effective Date | Address Line 1 | Address Line 2 | Phone |
|---|---|---|---|---|---|---|---|
| 1 | ABN Amro Clearing Chicago LLC | 14020 | 02/12/07 | 02/12/07 | 175 West Jackson Blvd., Suite 400 | Chicago, IL 60604 | (312) 604-8020 |
| 2 | Apex Clearing Corporation | 13071 | 06/06/12 | 06/06/12 | 1700 Pacific Avenue | Dallas TX, 75201 | (312) 444-8707 |
| 3 | Archipelago Securities L.L.C. | 102500 | 05/11/07 | 05/11/07 | 100 South Wacker Drive, Suite 1800 | Chicago, IL 60606 | (312) 442-7142 |
| 4 | Assent LLC | 104162 | | | 5 Marine View Plaza, Suite 102 | Hoboken, NJ 07030 | |
| 5 | Barclays Capital Inc. | 19714 | 04/04/07 | 04/04/07 | 745 7th Avenue | New York, NY 10019 | (212) 526-6967 |
| 6 | BATS Trading, Inc. | 136734 | 03/09/06 | 03/09/06 | 8050 Marshall Drive, Suite 120 | Lenexa, KS 66214 | (913) 815-7113 |
| 7 | Bloomberg Tradebook LLC | 40881 | 10/30/07 | 10/30/07 | 731 Lexington Avenue | New York, NY 10022 | (212) 617-3917 |
| 8 | Blue Fire Capital, LLC | 144831 | 10/30/08 | 10/30/08 | 311 S. Wacker Drive, Suite 2000 | Chicago, IL 60606 | (312) 242-0562 |
| 9 | BMO Capital Markets Corp. | 16686 | 12/14/06 | 12/14/06 | 3 Times Square | New York, NY 10036 | (212) 605-1646 |
| 10 | BNP Paribas Prime Brokerage, Inc. | 24962 | 07/18/12 | 07/18/12 | 787 7th Avenue | New York, NY 10019 | (201) 850-5164 |
| 11 | BNP Paribas Securities Corp. | 15794 | 09/16/08 | 09/11/08 | 787 Seventh Avenue | New York, NY 10019 | (201) 850-5164 |
| 12 | Cantor Fitzgerald & Co. | 134 | 11/04/91 | 03/06/00 | 110 East 59th Street, 4th Floor | New York, NY 10022 | (212) 610-2334 |
| 13 | Citadel Securities LLC | 116797 | 07/20/09 | 07/20/09 | 131 South Dearborn Street, 32nd Floor | Chicago, IL 60603 | (312) 395-3116 |
| 14 | Citigroup Global Markets Inc. | 7059 | 10/20/06 | 09/07/89 | 390-388 Greenwich Street | New York, NY 10013 | (718) 248-3532 |
| 15 | Cowen and Company, LLC | 7616 | 12/23/08 | 12/23/08 | 599 Lexington Avenue, 20th Floor | New York, NY 10020 | (212) 201-4855 |
| 16 | Credit Suisse Securities (USA) LLC | 816 | 02/27/04 | 02/27/04 | 11 Madison Avenue, 24th Floor | New York, NY 10010 | (212) 538-9635 |
| 17 | Cuttone & Co., Inc. | 33038 | 12/15/08 | 12/15/08 | 111 Broadway, 10th Floor | New York, NY 10006 | (646) 943-5410 |
| 18 | Deutsche Bank Securities Inc. | 2525 | 04/24/07 | 04/24/07 | 60 Wall Street | New York, NY 10005 | (212) 250-5762 |
| 19 | Direct Edge ECN LLC | 135981 | 06/02/06 | 06/02/06 | 545 Washington Boulevard | Jersey City, NJ 07310 | (201) 942-8228 |
| 20 | Dougall & Associates Inc. | 42324 | 02/11/11 | 02/11/11 | 440 S. LaSalle Street | Chicago, IL 60605 | (312) 663-2670 |
| 21 | Electonic Transaction Clearing, Inc. | 146122 | 08/29/08 | 08/28/08 | 660 S. Figueroa Street, Suite 1450 | Los Angeles, CA 90017 | (949) 533-1885 |
| 22 | Essex Radez LLC | 34649 | 05/03/10 | 05/03/10 | 440 S. LaSalle #1111 | Chicago, IL 60605 | (312) 212-1815 |
| 23 | G1 Execution Services, LLC | 111528 | 08/11/97 | 08/11/97 | 440 S. LaSalle Street, Suite 3030 | Chicago, IL 60605 | (312) 986-8359 |
| 24 | GETCO Execution Services LLC | 145021 | 04/06/10 | 04/06/10 | 350 N. Orleans, 3rd Floor South | Chicago, IL 60654 | (646) 428-1707 |
| 25 | Global Liquidity Execution Services | 47955 | 06/16/14 | 06/16/14 | 320 Downing Road | Riverside, IL 60546 | (312) 961-6446 |
| 26 | Global-American Investments, Inc. | 41802 | 04/20/12 | 04/20/12 | 20277 Valley Blvd., Suite A | Walnut, CA 91789 | (909) 396-8899 |
| 27 | Goldman Sachs Execution & Clearing, L.P. | 3466 | 06/29/99 | 06/29/99 | 200 West Street | New York, NY 10282 | (212) 934-0239 |
| 28 | Goldman, Sachs & Co. | 361 | 10/25/99 | 10/25/99 | 200 West Street | New York, NY 10282 | (212) 934-0239 |
| 29 | HRT Financial LLC | 152144 | 04/07/10 | 04/07/10 | 32 Old Slip, 30th Floor | New York, NY 10005 | (212) 293-1444 |
| 30 | ICAP Corporates LLC | 2762 | 03/19/07 | 03/19/07 | Harborside Financial Center, 1100 Plaza Five, 12th Fl. | Jersey City, NJ 07311 | (212) 815-7423 |
| 31 | IEX Services, LLC | 167872 | 10/14/13 | 10/14/13 | 7 World Trade Center, 30th Floor | New York, NY 10007 | (646) 568-2320 |
| 32 | Instinet, LLC | 7897 | 12/31/81 | 12/31/81 | 1095 Avenue of the Americas | New York, NY 10036 | (212) 310-9567 |
| 33 | Interactive Brokers LLC | 36418 | 01/16/95 | 01/16/95 | One Pickwick Plaza, 2nd Floor | Greenwich, CT 06830 | (203) 618-5882 |
| 34 | ITG Inc. | 29299 | 07/03/07 | 07/03/07 | One Liberty Plaza, 165 Broadway, 4th Floor | New York, NY 10006 | (212) 444-6342 |
| 35 | J.P. Morgan Clearing Corp. | 28432 | 02/17/88 | 10/04/06 | Three Chase Metrotech Center | Brooklyn, NY 11245 | (212) 648-1407 |
| 36 | J.P. Morgan Securities LLC | 79 | 07/01/91 | 02/17/88 | 383 Madison Avenue | New York, NY 10179 | (201) 595-8471 |
| 37 | Jefferies Execution Services, Inc. | 867 | 06/15/07 | 06/15/07 | 520 Madison Avenue, 16th Floor | New York, NY 10022 | (212) 284-2449 |
| 38 | Knight Capital Americas LLC | 149823 | 09/03/09 | 09/03/09 | 545 Washington Blvd., 7th Floor | Jersey City, NJ 07310 | (201) 356-1705 |
| 39 | LavaFlow, Inc. | 120444 | 11/17/06 | 11/17/06 | 388 Greenwich Street, 29th Floor | New York, NY 10013 | (212) 519-8963 |
| 40 | LEK Securities Corp. | 33135 | 06/04/13 | 06/04/13 | 1 Liberty Plaza, 165 Broadway, 52nd Floor | New York, NY 10006 | (917) 885-2300 |
| 41 | Lime Brokerage LLC | 104369 | 09/29/09 | 09/29/09 | 625 Broadway, 12th Floor | New York, NY 10012 | (212) 824-5577 |
| 42 | Merrill Lynch Professional Clearing Corp. | 16139 | 02/24/93 | 08/24/89 | One Bryant Park, 6th Floor | New York, NY 10036 | (646) 743-1276 |
| 43 | Merrill Lynch, Pierce, Fenner & Smith Incorporated | 7691 | 08/24/89 | 02/24/93 | 222 Broadway | New York, NY 10038 | (646) 855-2180 |
| 44 | Morgan Stanley & Co. LLC | 8209 | 04/04/89 | 04/04/89 | 1585 Broadway | New York, NY 10036 | (443) 627-6495 |
| 45 | Nasdaq Execution Services, LLC | 7270 | 11/15/02 | 11/15/02 | One Liberty Plaza, 165 Broadway, 51st Floor | New York, NY 10006 | (212) 401-8780 |
| 46 | National Financial Services LLC | 13041 | 02/11/92 | 02/11/92 | 200 Seaport Boulevard | Boston, MA 02210 | (817) 474-1106 |
| 47 | NSX Securities LLC | 141378 | 07/31/08 | 07/31/08 | 101 Hudson Street, Suite 1200 | Jersey City, NJ 07302 | (201) 499-1844 |
| 48 | Pershing LLC | 7560 | 01/01/95 | 01/01/95 | One Pershing Plaza | Jersey City, NJ 07399 | (201) 413-2130 |
| 49 | Potumas Trading, LLC | 142867 | 06/16/14 | 06/16/14 | 2 Seaport Lane, Floor #5 | Boston, MA | (617) 855-8722 |
| 50 | RBC Capital Markets, LLC | 31194 | 04/16/08 | 04/16/08 | 3 World Financial Center, 200 Vesey St. | New York, NY 10281 | (212) 858-7118 |
| 51 | RGM Securities, LLC | 148086 | 04/27/12 | 04/27/12 | 221 West 6th Street, Suite 1225 | Austin, TX 78701 | (512) 807-5302 |
| 52 | Sanford C. Bernstein & Co., LLC | 104474 | 12/13/06 | 12/01/06 | 1345 Avenue of the Americas | New York, NY 10105 | (212) 969-6997 |
| 53 | Scottrade, Inc. | 8206 | 12/18/98 | 12/18/98 | 12800 Corporate Hill Drive | St. Louis, MO 63131 | (314) 965-1555 |
| 54 | Southwest Securities, Inc. | 6220 | 04/04/07 | 04/04/07 | 1201 Elm St., Suite 3500 | Dallas, TX 75270 | (214) 859-6687 |
| 55 | Stock USA Execution Services, Inc | 107403 | 05/02/08 | 05/02/08 | 1717 Route 6, Suite 102 | Carmel, NY 10512 | (800) 874-3039 |
| 56 | Sun Trading LLC | 128491 | 07/06/11 | 07/06/11 | 100 S. Wacker, Suite 300 | Chicago, IL 60606 | (312) 229-9669 |
| 57 | Susquehanna Capital Group | 29337 | 09/22/94 | 09/22/94 | 401 City Avenue, Suite 220 | Bala Cynwyd, PA 19004 | (484) 562-1253 |
| 58 | Tradebot Systems, Inc. | 116571 | 12/21/12 | 12/21/12 | 1251 NW Briarcliff Pkwy, Suite 700 | Kansas City, MO 64116 | 816-285-6416 |
| 59 | Two Sigma Securities, LLC | 148960 | 02/22/10 | 02/22/10 | 100 Avenue of the Americas, 16th Floor | New York, NY 10013 | (646) 292-6643 |
| 60 | UBS Financial Services Inc. | 8174 | | 02/24/93 | 1200 Harbor Boulevard | Weehawken, NJ 07086 | (201) 352-8967 |
| 61 | UBS Securities LLC | 7654 | 08/12/91 | 08/12/91 | 677 Washington Boulevard | Stamford, CT 06901 | (203) 719-3998 |
| 62 | Virtu Financial BD LLC | 148390 | 02/03/09 | 02/03/09 | 645 Madison Avenue, 16th Floor | New York, NY 10022 | (310) 595-2360 |
| 63 | Virtu Financial Capital Markets LLC | 45986 | 04/15/08 | 04/11/08 | 1540 Second Street, 3rd Floor | Santa Monica, CA 90401 | (310) 595-2360 |
| 64 | Wedbush Securities Inc. | 877 | 06/15/04 | 06/14/04 | 1000 Wilshire Blvd., Suite 900 | Los Angeles, CA 90017 | (213) 688-6608 |
| 65 | Wells Fargo Securities, LLC | 126292 | 06/27/07 | 06/27/07 | One Wells Fargo Center, 301 S. College Street, 8th Floor | Charlotte, NC 28202 | (704) 410-2151 |

| TICKER | TICKER | TICKER | TICKER |
|---|---|---|---|
| AAN/A | FFG/WD | MOB | RGRI |
| ABCDE | FFWM | MOG/B | RGRP |
| ABDC | FGEM | MRGR | RGTw |
| ABHB | FITBP | MSBF | RNWKD |
| ABRN | FMB | MSGY | ROICU |
| ADSI | FMBH | MTGEP | ROIQ |
| AFP | FNDR | MUAB | ROIQW |
| AGEND | FNJN | MUAH | RPRXW |
| AGIw | FPI | MURw | RPRXZ |
| AGL | FRAC | MVISW | RPX |
| AGMpB | FRpK/CL | MXEp | RVTw |
| AGNCB | FSA | NANpC/CL | SAICw |
| AGP | FSE | NANpD/CL | SATC |
| AGRX | FSIC/WD | NBG/A | SBNA |
| AGU/WD | FSU | NBGpA/WD | SCHS |
| AHB | FTBpA | NCJ | SCLp/CL |
| AHPw | FTSD | NEWMw | SCQ |
| AHTw | FpA | NFP | SCRT |
| AIVpA | G/WD | NFRA | SCT |
| AMBO | GBB | NGT/WD | SDBT |
| AMM | GCH/WD | NKGpC/CL | SDOpA |
| AMTpA | GDCT | NKGpD/CL | SDOpA/CL |
| ANDAU | GED/CL | NKGpE/CL | SDOpB |
| AOL/WD | GEG/CL | NKO | SDOpB/CL |
| APCFY | GEJ/CL | NMYpC/CL | SDPI |
| APF/WD | GEP/CL | NMYpD/CL | SFLA |
| APPYD | GEUR | NMYpE/CL | SGBK |
| AQ | GF/WD | NMYpF/CL | SGLX |
| ARS | GFIS | NMYpG/CL | SGYPU |
| ASDR | GGEM | NMYpH/CL | SGZ/CL |
| ASG/WD | GJK | NNCpC/CL | SHAW/WD |
| ASHS | GJR | NNCpE/CL | SHF |
| AURX | GKH | NNCpG/CL | SHLDV |
| AVO | GLADO | NQPpC | SJF |
| AXID | GLCB | NQPpC/CL | SLVY |
| AXK | GLDL | NQPpD | SMEC |
| AXMT | GLRIW | NQPpD/CL | SMTH |
| AXTE | GMXR | NRKpC/CL | SNDE |
| BANCpC | GMXRp | NRO/WD | SNS |
| BBEPP | GOOAV | NSP/WD | SPEXD |
| BCHP | GRP | NSR/WD | SPEp/CL |
| BCOND | GRR/WD | NTCpC/CL | SPGH |
| BEEpA/CL | GRXrw | NTCpD/CL | SPGw |
| BEEpA/WD | GURI | NTCpF/CL | SPLP/WD |
| BEEpB/WD | GXPpD | NTCpG/CL | SPLX |
| BEEpC/WD | GXPpE | NTSP | SPPRR |
| BGSC | GYA/CL | NUMpC | SPUU |
| BGSCU | HAL/WD | NUMpC/CL | STEMD |
| BH/WSw | HARTV | NUOpC/CL | STRI/WD |
| BHrw | HBIOV | NUOpD/CL | STRPw |
| BKOR | HCAC | NVBXU | STRZB |
| BLVDW | HCACW | NVEE | STST |
| BOCA | HCIIP | NVGND | STWDw |
| BPI/WD | HCIIW | NXJpA | SVU/WD |

BWFG
BXSpA/CL
BXUB
BXUC
BYI/WD
BYLD
BZMD
CACGW
CAHS
CAMBW
CARVD
CATYW
CBQP
CCFG
CCS/CL
CCUrw
CDX
CEE/WD
CELL
CGV
CIO
CISAW
CK
CLAC
CLACW
CLS/WD
CN
CNCO/T
COLE/WD
CRDN
CRUD
CSG/WD
CTEK
CTICD
CTREV
CVRT
CXP/WD
CpQ/CL
CpS/CL
CpW/CL
DDMG
DDRpH/CL
DEE
DEER
DFF
DISCB
DLBL
DOR
DOVw
DSG
DSTJ
DWAQ
EAGLW
ECAV
ECTw

HEFA
HEWG
HEWJ
HJN/CL
HJR/CL
HJT
HLS/WD
HMPRD
HNNA
HYGH
IASO
IBDF
IBDH
ICC
ICCp
ICEw
ICSH
IDI/WS
IDTw
IFN/WD
IFSIA
IHDG
IIF/WD
IJNK
IKJ/CL
INFL
INFrw
INSMD
IPAL
IPLpB
IPLpB/CL
IRDMB
IRKO
ITLT
JAH/WD
JAX
JBI/CL
JEM
JFT
JGBB
JOFrw
JYN
JZH
JZL/CL
JZT/CL
JZV/CL
KAZ
KCGw
KELYB
LALT
LBTYB
LDOSw
LDUR
LFVNV
LGCYP

NXKpC/CL
NYRT/WD
NZFpC/CL
NZHpB/CL
NZHpC/CL
OCCF
OFCpH/CL
OIC
OILZ
OKEw
OSG
OSMS
OUNZ
OUTRV
OXBRW
OYOG
PAO
PARDD
PCA
PCX
PEM
PEpA/CL
PEpB/CL
PEpC/CL
PEpD/CL
PFA
PFBCD
PFT
PGD
PGI/WD
PGV
PGVp
PHA/CL
PIC
PIV
PJB
PKN
PLDpL/CL
PLDpM/CL
PLDpO/CL
PLDpP/CL
PLDpR/CL
PLDpS/CL
PLK
PMA
PMCA
PNCpL/CL
POSTw
PRSP
PRTAV
PRZ
PSApA
PSApD
PSApZ
PSS

SWZ/WD
SYI
SYRX
Sw
TAP/A
TARO/WD
TBPHV
TCBIW
TFLO
TGEN
TGX/WD
THNX
THRXV
TKF/WD
TMG
TMW
TRC/WSw
TRMD
TROVU
TSP
TTF/WD
TTTM/WS/W
UAGR
UBC
UBN
UCBID
ULU
UNSA
UNTDV
USA/WD
USFP
USFR
USHS
VELpE
VGEM
VIA/B
VIDI
VNOpF/CL
VNOpH/CL
VPCO
VR/WD
VRNG/WS
VRP
VUSE
WAV/WS
WBS/WS
WCBO
WFMI
WFSL
WFSLW
WGH
WHI
WHLRP
WHLRW
WHRT

| | | | |
|---|---|---|---|
| EDOG | LGEM | PTEKD | WLBp |
| EGF/WD | LGL/WSw | PTO | WLFCP |
| EK | LGZ | PWpA | WPI |
| ELOQ | LINTB | PYC/CL | WPK/CL |
| ELR | LKQX | PYH | WRIpE |
| EMBB | LMCBV | PYMX | WSO/B |
| EMCR | LPCN | PYMXW | WTFCW |
| EMDR | LPH | PYV | WTM/WD |
| EMFN | LQDH | PYY/CL | WTW/WD |
| EMM | LRP | QAT | WWVY |
| EMSA | LVNTB | QDEM | XCOrw |
| ENSGV | LWPE | QDXU | XCRA |
| ENXP | LXPpD/CL | QEM | XFH |
| EQRpN | MATU | QGOG | XFP/CL |
| ERAw | MATXw | QTETR | XXV |
| ERES | MEILW | QTNT | XXVV.A |
| ERO | MFLA | QTNTW | YDNT |
| ESCRP | MFSA | RDIB | YPRO |
| EUDG | MGU/WD | RDUS | ZXYZ.A |
| EXM | MLPS | RFT | ZZK |
| EZT | MNGL | RGRC | ZZZ |
| FCZAP | MNGLU | RGRE | ZZZZZ |